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File No. 039215-0005

Attention:	Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services
Mitchell Austin, Staff Attorney
Kathleen Collins, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	travel B.V.

Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-214591)

Filed on November 14, 2016

CIK No. 0001683825

Ladies and Gentlemen:

On behalf of travel B.V. (the “Company”), set forth below are the Company’s responses to the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 filed on November 14, 2016 (the “Registration Statement”). An electronic version of Amendment No. 1 to the Registration Statement of the Company on Form F-1 (the “Amendment No. 1”) has been concurrently filed with the Commission through its EDGAR system. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus cover page

1.	You disclose that you intend to take certain actions to simplify your corporate structure following the completion of this offering. Please revise to disclose that you intend to request a tax ruling and provide a cross-reference to a more in-depth discussion of the effects on the company and its stockholders if you do not receive a favorable ruling and how the tax ruling outcome will be communicated to stockholders.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers or European lawyers. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

December 5, 2016

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised the prospectus cover page of Amendment No. 1 to state that the Company and each of the Founders intend to request tax rulings and to include a cross-reference to a more in-depth discussion of the effects on the Company and its stockholders if they do not receive favorable rulings. The Company has also amended page 11 and 59 of Amendment No. 1 to state how the tax ruling outcome will be communicated to stockholders. With respect to the effects on public stockholders of the outcome of the post-IPO corporate reorganization, except as disclosed in Amendment No. 1, the post-IPO corporate reorganization will not have an adverse impact on the rights of the public shareholders of the Company.

2.	Disclosure added in response to prior comment 1 indicates that it is expected that any decision concerning the post-IPO corporate reorganization will be implemented within sixteen months of the completion of this offering. Please clarify whether the IPO Structuring Agreement allows for this decision to be implemented more than sixteen months after the completion of this offering, and if so, disclose the circumstances under which this may occur.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised the prospectus cover page of Amendment No. 1 to clarify that the IPO Structuring Agreement allows for a decision concerning the post-IPO corporate reorganization to be implemented more than sixteen months after the completion of this offering and to describe the circumstances under which this may occur.

3.	You disclose that both immediately following this offering and after the post-IPO merger, you will be a “controlled company” within the meaning of the Nasdaq corporate governance standards. You also disclose that in the event the post-IPO merger is not consummated, the Founders will hold their ownership interest in trivago SE. Please revise to clarify that you will be a “controlled company” if the trivago SE structure is chosen, or advise.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised the prospectus cover page of Amendment No. 1 to clarify that we will be a “controlled company” in both scenarios: in the event the post-IPO merger is consummated and if the post-IPO merger is not consummated and the SE structure is implemented.

December 5, 2016

Prospectus summary

Overview

Our business, page 1

4.	We note your response to prior comment 5. If you continue to disclose visits, please define this term upon first use, or provide a cross-reference to its definition, and explain its relation to your revenue, including any limitations.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has removed the disclosure of the number of visits in Amendment No. 1.

Summary consolidated financial data, page 17

5.	Please disclose the weighted-average shares used in your computation of pro forma basic and diluted earnings per share and clarify whether this represents the pro forma shares outstanding on a pre-IPO or post-IPO merger basis. To the extent your pro forma EPS is calculated on the post-IPO merger shares outstanding, please revise to clarify how pro forma per share information will be impacted if you do not receive a favorable tax ruling. Also, please confirm that your pro forma calculations do not include any shares being issued in this offering. This comment also applies to your pro forma presentation under selected consolidated financial data.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised pages 19 and 68 of Amendment No. 1 to disclose the basic and diluted weighted-average shares outstanding and amended the footnote to the tables to clarify how the pro forma earnings per share was calculated.

Further, the Company respectfully advises the Staff that the pro forma earnings per share was prepared based on a pre-IPO basis and therefore excludes all shares being offered in this Registration Statement. The revised earnings per share footnote disclosure clarifies how both the loss attributable to trivago GmbH and the weighted average shares outstanding were derived in calculating the pro forma EPS.

The pro forma EPS was calculated, giving effect to the pre-IPO corporate reorganization, in a manner to represent what the historical travel B.V. EPS would have been assuming Expedia (the controlling parent) contributed its ownership in trivago GmbH units to travel B.V. for Class B shares and the Founders contributed 1,224 trivago GmbH units to travel B.V. for Class A shares. Noncontrolling interest is equal to the percentage of trivago GmbH owned principally by the Founders, giving effect to the pre-IPO corporate reorganization, for each period presented. We note the historical pro forma EPS would be unchanged if all pre-IPO trivago GmbH units were exchanged for trivago N.V. shares, as there would be an equally proportionate increase in weighted average shares outstanding and loss attributable to shareholders.

Material tax considerations, page 169

6.	You disclose here that this section contains a description of certain German, Dutch and U.S. federal income tax consequences. Please remove the term “certain” to clarify that this section addresses all material consequences and make similar revisions throughout this section. For guidance, consider Section III.C.1 of Staff Legal Bulletin No. 19.

December 5, 2016

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised pages 173 through 200 of Amendment No. 1 to remove the term “certain” and to clarify that this section addresses all material tax consequences.

7.	We note the disclosure added in response to prior comment 11 and the short-form tax opinions filed as Exhibits 8.1–8.3. Since the tax disclosure in this section serves as the tax opinions, please further revise to clearly identify and articulate the opinions being rendered by counsel. Additionally, we note that a portion of the current disclosure states that “generally” a certain tax consequence will apply or that it is “expected” that a certain tax consequence will occur. Please revise this section throughout to express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. For guidance consider Section III of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised pages 173 through 200 of Amendment No. 1 to clearly identify the opinions being rendered by counsel and to express a firm opinion for each material tax consequence or explain why such an opinion cannot be given.

Consolidated financial statements

Notes to consolidated financial statements

Note 16. Segment information, page F-46

8.	We note your revised disclosure in response to prior comment 14 of the individual countries comprising the Americas and Developed Europe segments. Please revise to also disclose the significant countries comprising the Rest of World segment. In this regard, we note from disclosure on page 77 that Japan had a significant impact on your revenue growth in this segment for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised pages 2, 71, F-17 and F-46 of Amendment No. 1.

9.	We note your revised disclosure indicating that segment revenue is allocated based on the location of the website, which is consistent with how you monitor and run the business. As we previously noted, the objective of ASC 280-10 is to provide information about the different economic environments in which a company operates. Notwithstanding your response to comment 38 in your letter dated October 14, 2016, please explain further how you determined that allocating revenue by legal entity for enterprise-wide disclosure purposes is a reasonable methodology and consider revising your disclosures to use a methodology similar to your segment allocation. Refer to ASC 280-10-55-22. In your response, tell us whether any revenues attributed to individual countries included in each of your segments were material and clarify how you assess materiality in this regard.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised the enterprise-wise disclosure within the Company’s

December 5, 2016

consolidated financial statements as of and for the years ended December 31, 2014 and 2015 to include revenue by country. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue (based on the location of the website, or domain name, regardless of where the customer resides), while non-referral revenue was allocated based upon the location of the customer using the service. The Company considered that revenue attributed to an individual country which represented 5% or more of total revenue in either period presented was material and has been disclosed separately pursuant to ASC 280-10-55-22. The Company has revised page F-48 of Amendment No. 1 as follows:

Geographic Information

The following table presents revenue by geographic area for the years ended December 31, 2015 and 2014. Referral revenue was allocated by country using the same methodology as the allocation of segment revenue, while non-referral revenue was allocated based upon the location of the customer using the service.

	As of December 31,
	2015	2014
	(in thousands)
Total Revenues
United States	€128,891	€54,560
Germany	67,470	57,826
United Kingdom	61,541	46,707
Spain	29,206	25,776
Italy	26,394	23,197
Canada	23,156	15,422
All other countries	156,425	85,844

	€493,083	€309,332

Part II

Information not required in the prospectus

Item 8. Exhibits, page II-2

10.	Since the legality opinions filed as Exhibits 8.1–8.3 appear to be limited to the disclosure contained in your Form F-1 filed November 14, 2016, please provide revised legality opinions that cover any revised prospectus disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has provided revised Exhibits 8.1, 8.2, and 8.3.

December 5, 2016

Exhibit 8.3

11.	This legality opinion provides an opinion on statements in the prospectus that “purport to discuss certain federal income tax laws of the United States.” Please provide a revised legality opinion that clarifies that the opinion covers the material tax consequences of the transaction and not only a description of the law. For guidance, consider Section III.C.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has provided a revised Exhibit 8.3 to clarify that the opinion covers the material tax consequences of the transaction and not only a description of the law.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David C. Boles

David C. Boles
of LATHAM & WATKINS (London) LLP

cc:	Axel Hefer, travel B.V.
Robin Harries, travel B.V.
Marcus C. Funke, Latham & Watkins LLP
Marc D. Jaffe, Latham & Watkins LLP
Rick Kline, Goodwin Procter LLP
Joe Theis, Goodwin Procter LLP